UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 9)

LOOKSMART, LTD.
(Name of Subject Company)

LOOKSMART, LTD.
(Name of Person Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

William F. O’Kelly
Senior Vice President, Chief Financial Officer and Secretary
LookSmart, Ltd.
555 California Street, Suite 324
San Francisco, CA  94105
(415) 348-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jon Gavenman, Esq.
Jennifer Fonner DiNucci, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155
(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by LookSmart, Ltd., a Delaware corporation (“LookSmart”), with the Securities and Exchange Commission (“SEC”) on August 2, 2012, relating to the tender offer by PEEK Investments LLC, a Delaware limited liability company (“PEEK”), to purchase all outstanding shares of LookSmart’s common stock for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Schedule TO filed jointly with the SEC by and on behalf of PEEK and the following persons: (a) Snowy August Fund I LP, a Delaware limited partnership; (b) Snowy August Management LLC, a Delaware limited liability company; (c) Michael Onghai, a United States citizen; (d) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (e) Platinum Management (NY) LLC, a Delaware limited liability company; (f) Mark Nordlicht, a United States citizen; and (g) Uri Landesman, a United States citizen (such tender offer, on the price, terms and conditions described in such Schedule TO, as amended as of December 19, 2012, the “Offer”).

Except as specifically noted herein, the information set forth in the Statement remains unchanged.  Capitalized terms used in this Amendment without definition have the respective means set forth in the Statement.

Item 2.	Identity and Background of Filing Person.

The first sentence of the third paragraph of Item 2 of the Statement is amended and restated as follows:

According to the Schedule TO, the Offer is scheduled to expire at 5:00 p.m., New York City time, on December 31, 2012.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Statement is amended and restated as follows:

Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer

The Board has determined to withdraw its recommendation against the Offer, to express no opinion to LookSmart’s stockholders as to the Offer and to remain neutral with respect to the Offer. The Board is no longer expressing a view as to whether the Offer is fair to or in the best interests of the stockholders and is not making a recommendation regarding whether the stockholders should accept the Offer and tender their Shares, and if so how many Shares to tender, or reject the Offer and not tender their Shares.

The Board has determined that a stockholder’s decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to LookSmart’s prospects and outlook, the factors considered by the Board as described below and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each stockholder to consult with its financial and tax advisors regarding the Offer. The Board notes that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the Shares prior to the announcement of the Offer, whereas a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize greater long-term value if their view of the greater intrinsic value of the Shares is recognized in the trading market.

In order to permit the stockholders to make such decisions, the Board has amended the Rights Agreement dated as of August 23, 2012 between LookSmart and Computershare Trust Company, N.A. as rights agent, in order to permit PEEK to consummate the Offer on or prior to 5:00 p.m. New York City time on January 14, 2013 without triggering the Rights, and currently intends to approve the Offer for purposes of Section 203 of the DGCL, the “business combination” statute, to the extent that the Offer would result in PEEK becoming an “interested stockholder” as defined therein.

Background and Reasons for the Board’s Position

Since the recommendation made in the Statement originally filed on August 2, 2012, LookSmart has undertaken a process to solicit and evaluate indications of interest regarding strategic transactions at valuations in excess of PEEK’s proposed tender offer price, which was ultimately unsuccessful in securing such a transaction.  As of the filing of this amended Statement, LookSmart is not involved in any material negotiations regarding an alternative strategic transaction.

Since the recommendation made in the Statement originally filed on August 2, 2012, LookSmart has also engaged in negotiations with PEEK to improve the terms of its proposed tender offer.  While some progress was made in those discussions, LookSmart and PEEK have not reached a mutually satisfactory conclusion to those negotiations.

During this time, LookSmart has suffered significant employee departures and customer losses.  While the Board believes that the Offer may underestimate the value that LookSmart’s assets, operations and prospects, including its market positioning and growth opportunities, could potentially deliver, the Board also believes LookSmart is currently unable to realize that potential.  As a result, the Board believes LookSmart will not be able to deliver greater value to its stockholders as an ongoing stand-alone business than the Offer Price.

The Board does intend to continue to evaluate alternatives to maximize stockholder value during the pendency of the Offer, including a sale of the company, a distribution of LookSmart’s cash and sale of its remaining assets and a liquidation of the company.  The Board considered the fact that as of November 30, 2012, LookSmart had approximately $16.8 million in cash or approximately $0.97 per share.  The Board is currently in negotiations to retain an independent restructuring advisor to provide analysis of the value of LookSmart’s assets in a liquidation.  It is unclear whether a sale, distribution of cash and sale of remaining assets or a liquidation would result in value in excess of the Offer Price.

If the Offer is consummated on or prior to 5:00 p.m. New York City time on January 14, 2013, the Board intends to provide PEEK with proportional representation on the Board based on its ownership following consummation of the Offer, rounded down to the nearest whole number of directors; provided that if PEEK owns a majority of the outstanding shares of LookSmart’s common stock following consummation of the Offer, then the Board intends to provide PEEK with at least majority Board representation.  The newly constituted Board would presumably review the available alternatives and going forward strategies for LookSmart at that time.  The Board is not currently aware of any particular business strategies that might be advocated by any directors that might be appointed by PEEK.  It is unclear whether any such future strategies would result in value in excess of the Offer Price.

If the Offer is not consummated on or prior to 5:00 p.m. New York City time on January 14, 2013, the Board would review the available alternatives and going forward strategies for LookSmart at that time.

The foregoing discussion of the material factors considered by the Board in connection with its evaluation of the Offer is not intended to be exhaustive.  In view of the variety of factors considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation.  In addition, individual members of the Board may have assigned different weights to different factors.

Intent to Tender

To the knowledge of LookSmart after making reasonable inquiry, none of LookSmart’s directors or executive officers or any affiliate or subsidiary of LookSmart currently intends to tender in the Offer or sell any Shares that such person or entity holds of record or beneficially owns.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Statement is amended and restated as follows:

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

Victory Park Securities, LLC (“VPS”) has been retained as a financial advisor to LookSmart in connection with, among other things, LookSmart’s analysis and consideration of, and response to, the Offer and the exploration of strategic alternatives.  LookSmart compensated VPS with a customary fee for the delivery of its inadequacy opinion delivered on July 29, 2012, described in the Statement originally filed on August 2, 2012. In addition, LookSmart has agreed to reimburse VPS for certain expenses arising out of or in connection with the engagement and to indemnify VPS against certain liabilities relating to or arising out of the engagement.

VPS and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  In the ordinary course of these activities and services, VPS and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, including LookSmart or its affiliates, or any currency or commodity that may be involved in the Offer and any related transactions for their own account and for the accounts of their customers.

LookSmart has engaged Phoenix Advisors (“Phoenix”) to provide information agent services in connection with the Offer.  LookSmart has agreed to pay customary compensation for such services.  In addition, LookSmart has agreed to reimburse Phoenix for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

LookSmart has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. LookSmart has agreed to pay customarily compensation for such services. In addition, LookSmart has agreed to reimburse Sard Verbinnen for its out-of-pocket expenses and certain other expenses.

Except as described above, neither LookSmart nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Statement is amended and restated as follows:

During the past 60 days (i) to LookSmart’s knowledge, after making reasonable inquiry, no transaction with respect to the Shares has been effected by any of its executive officers, directors, affiliates or subsidiaries, and (ii) the following transactions with respect to the Shares have been effected by LookSmart pursuant to a share repurchase program announced in May 2012:

Date	Number of Shares	Price/Share
10/23/2012	2,000	$0.7901
10/25/2012	1,450	$0.80
10/26/2012	690	$0.80
11/2/2012	2,697	$0.81
11/5/2012	1,000	$0.85

Item 7.	Purposes of the Transaction, Plans or Proposals.

Item 7 of the Statement is amended and restated as follows:

For the reasons discussed in “Item 4.  The Solicitation or Recommendation – Reasons for Recommendation” above, the Board determined to withdraw its recommendation against the Offer, to express no opinion to LookSmart’s stockholders as to the Offer and to remain neutral with respect to the Offer.

LookSmart does not have any plans, proposals or negotiations that relate to or could result in any material change in the present dividend rate or policy, or indebtedness or capitalization of LookSmart.

Item 8.	Additional Information.

A new fourth paragraph under the heading “Delaware Takeover Statute” contained in Item 8 of the Statement is added as follows:

As noted above, the Board currently intends to approve the Offer for purposes of Section 203 of the DGCL to the extent that the Offer would result in PEEK becoming an “interested stockholder” as such term is defined in Section 203(5) of the DGCL.

The section under the heading “Rights Agreement Q&A” contained in Item 8 of the Statement is amended and restated as follows:

Rights Agreement

        As previously disclosed, on August 23, 2012, the Board of LookSmart declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.001 per share (the “Common Shares”), of LookSmart.  The Board has exempted the tender offer proposed by PEEK from the Rights Agreement if consummated on or prior to 5:00 p.m. New York City time on January 14, 2013.  Therefore, PEEK may close its tender offer on the terms currently proposed on or prior to 5:00 p.m. New York City time on January 14, 2013, without resulting in a Distribution Date or the Rights becoming exercisable.  The Rights Agreement would have no effect on PEEK’s tender offer on the terms currently proposed.  The Rights Agreement provides that the final expiration date for the Rights is August 23, 2013, but the Board can redeem the Rights prior to such date.

        The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to LookSmart’s current report on Form 8-K filed on August 23, 2012, and the amendment to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to LookSmart’s current report on Form 8-K filed on December 20, 2012.

Forward-Looking Statements

        This Statement may contain statements that are forward-looking.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (1) LookSmart’s ability to maintain and realize its market and industry position, (2) LookSmart’s ability to maintain the value of its assets, operations and prospects, (3) business disruptions associated with the tender offer commenced by Purchaser  and (4) other factors detailed in LookSmart’s filings with the SEC, including LookSmart’s most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(10)	Press Release Issued by LookSmart, dated December 20, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOOKSMART, LTD.

	By:	/s/ WILLIAM O’KELLY
William O’Kelly
Senior Vice President Operations and Chief Financial Officer

Dated: December 20, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(10)	Press Release Issued by LookSmart, dated December 20, 2012